

10028762

‹STATES
:HANGE COMMISSION
a, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40330

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____4/1/09____ AND ENDING____3/31/10____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MC FINANCIAL SERVICES LTD.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 THIRD AVENUE, 2ND FLOOR
(No. and Street)

NEW YORK	**NEW YORK**	**10017**
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  YOICHI TAMAGAWA   **212-644-1847**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  SALIBELLO & BRODER LLP
                    (Name – if individual, state last, first, middle name)

633 THIRD AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __YASUSHI OKAHISA__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MC FINANCIAL SERVICES LTD.__ , as of __MARCH 31,__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__PRESIDENT & CEO__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC FINANCIAL SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

March 31, 2010
With Independent Auditors' Report
And Independent Auditors' Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP

Certified Public Accountants

633 Third Avenue, New York, NY 10017
212-315-5000   Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MC Financial Services Ltd.
New York, New York

We have audited the accompanying statement of financial condition of MC Financial Services Ltd. (the "Company") as of March 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition, and in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Salibello & Broder LLP

May 21, 2010

MC FINANCIAL SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

Assets

Cash and cash equivalents	$	2,933,317
Receivables from affiliates		1,554,289
Accounts receivable		9,858
Property, equipment and leasehold improvements at cost less accumulated depreciation and amortization of $187,935		385,646
Deferred income taxes		33,298
Other assets		270,625
Total assets	$	5,187,033

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	72,806
Payables to affiliates		705,113
Total liabilities		777,919
Stockholder's equity:		
Common stock, par value $10,000 per share (500 shares authorized, 206 shares issued and outstanding)		2,060,000
Additional paid-in-capital		1,237,152
Retained earnings		1,111,962
Total stockholder's equity		4,409,114
Total liabilities and stockholder's equity	$	5,187,033

The accompanying notes are an integral part of these financial statements.

MC FINANCIAL SERVICES LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

Note 1 – Organization and nature of business

MC Financial Services Ltd. (the "Company") is owned 100% by Mitsubishi International Corporation ("MIC") which is a wholly-owned subsidiary of Mitsubishi Corporation ("MC"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Authority. The Company is organized to provide investment banking, merger and acquisition advice to affiliated companies and clients and acts as fund manager for alternative investment portfolios.

Note 2 – Significant accounting policies

Use of Estimates

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, which require management to make estimates that affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company includes in cash and cash equivalents highly liquid time deposits with maturities of 90 days or less. At March 31, 2010, deposits amounting to $1,233,567 were invested in a certificate of deposit.

The Company maintains all its cash balances at a major financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At March 31, 2010, the Company's cash balances at its financial institution exceeded this limit by $2,760,630.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Property and equipment are depreciated over their estimated useful lives of three to five years, and leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Note 2 – Significant accounting policies (continued)

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Federal, state and local income taxes have been calculated on a separate company basis; however, MIC files a consolidated federal income tax return which includes the Company. The Company files separate state and local income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merits that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes interest and penalties, if any, related to the unrecognized tax benefits in interest expense and other general and administrative expenses, respectively. See Note 6 for additional information.

Fair Value of Financial Instruments

Financial instruments on the Company's statement of financial condition are carried at fair value or amounts which approximate fair value.

Note 3 - Related party transactions

At March 31, 2010, receivables from affiliates included loans receivable totaling $1,501,562 and receivables relating to billings for management and consulting fees totaling $52,727. Payables to affiliates, which were comprised of reimbursement for expenses and estimated federal income tax expense, totaled $705,113.

See Note 8 for lease disclosure.

MC FINANCIAL SERVICES LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

Note 4 - Property, equipment and leasehold improvements

Property, equipment and leasehold improvements at March 31, 2010 are as follows:

Leasehold improvements	$	493,770
Office equipment		54,623
Furniture and fixtures		25,188
		573,581
Less: accumulated depreciation and amortization		187,935
Property, equipment, and leasehold improvements, net	$	385,646

Note 5 – Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at March 31, 2010.

Note 6 - Income taxes

The Company files a consolidated federal income tax return with MIC. Included in payable to affiliates at March 31, 2010, is a balance owing for federal income taxes of $607,616. The Company had prepaid income taxes of $76,886, which is included in other assets on the statement of financial condition.

Deferred taxes relate to differences in computing depreciation for book and tax purposes. A valuation allowance has not been established since management believes that it is more likely than not that such asset will be realized. The Company has no gross unrecognized tax benefits as of March 31, 2010.

The Company had no gross unrecognized tax benefits as of March 31, 2010 and its open tax years include the fiscal years ended March 31, 2007 to March 31, 2010.

Note 7 – Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values due to the short-term nature of these items.

MC FINANCIAL SERVICES LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

Note 8 – Lease commitments

The Company is a party to a sub-lease terminating May 30, 2022 with MIC for its office space. The lease agreement includes escalation clauses based on the operating cost of the building. The lease agreement has an option to cancel the lease as of May 31, 2014 effective upon terms and conditions listed in the agreement

Future minimum rental commitments are as follows:

Year ending March 31:

2011	$ 214,944
2012	214,944
2013	214,944
2014	214,944
2015	214,944
Thereafter	1,540,432
	$ 2,615,152

Note 9 – Indemnifications

In the ordinary course of business, the Company enters into contracts or agreements that contain a variety of indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The Company's maximum exposure under these arrangements is unknown; however, the Company has not paid prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Accordingly, the Company has not accrued any liability in connection with such indemnifications at March 31, 2010.

Note 10 - Net capital requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had net capital of $2,153,856 which was $2,053,856 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .36 to 1.

Note 11 – Subsequent Events

The Company has performed an evaluation of subsequent events through the date the Company issued these financial statements.

SUPPLEMENTARY INFORMATION

MC FINANCIAL SERVICES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2010

Total stockholder's equity		$ 4,409,114
Less non-allowable assets:		
Receivables:		
Receivables from affiliates	1,554,289	
Receivables from non-customers	1,862	
Receivables - unbilled	7,996	
Property, equipment, and leasehold improvements, net	385,646	
Deferred income taxes	33,298	
Other assets	270,625	2,253,716
Net capital before haircuts		2,155,398
Haircuts on certificate of deposit		1,542
Net capital		$ 2,153,856
Aggregate indebtedness		$ 777,919
Minimum net capital required (greater of $100,000 or 6.67% of aggregate indebtedness)		$ 100,000
Excess net capital		$ 2,053,856
Ratio: Aggregate indebtedness to net capital		.36 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

MC FINANCIAL SERVICES LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2010

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Board of Directors
MC Financial Services Ltd.
New York, New York

In planning and performing our audit of the statement of financial condition of MC Financial Services Ltd. (the "Company") as of March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello & Broder LLP

May 21, 2010